Exhibit 12.1

HUDSON PACIFIC PROPERTIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	Consolidated
	For the year ended December 31,
	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges and Preferred Dividends:
Net income (loss)	$43,758	$(16,082)	$23,522	$(2,594)	$(5,006)
Plus fixed charges:
Interest expense (including amortization of loan fees)	76,044	50,667	25,932	25,470	19,071
Capitalized interest and loan fees	11,307	6,516	6,938	4,562	1,461
Estimate of interest within rental expense	1,769	1,134	174	144	153
Distributions on redemption of Series B preferred stock	—	5,970	—	—	—
Fixed Charges	89,120	64,287	33,044	30,176	20,685

Plus:
Amortization of capitalized interest	577	410	232	115	73
Less:
Capitalized interest and loan fees	(11,307)	(6,516)	(6,938)	(4,562)	(1,461)
Distributions on redemption of Series B preferred stock	—	(5,970)	—	—	—
Earnings	$122,148	$36,129	$49,860	$23,135	$14,291

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$89,120	$64,287	$33,044	$30,176	$20,685
Preferred dividends	636	12,105	12,785	12,893	12,924
Combined fixed charges and preferred dividends:	89,756	76,392	45,829	43,069	33,609
Ratio of earnings to combined fixed charges and preferred dividends	1.36	0.47	1.09	0.54	0.43
Deficiency	$—	$40,263	$—	$19,934	$19,318